Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com

WRITER’S DIRECT LINE 414.297.5596
March 30, 2010	pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
092942-0110
Via Edgar
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4561
Attention: Rufus Decker, Accounting Branch Chief

RE:	Titanium Asset Management Corp. Form 10-K for the year ended December 31, 2008 Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 File No. 0-53352
Ladies and Gentlemen:
     On behalf of our client, Titanium Asset Management Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated March 29, 2010, with respect to the above-referenced filings. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the Company’s responses. As appropriate, references to “we”, “us”, “our” and other similar phrases are references to the Company.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
1. We have reviewed your response to prior comment 5 from our letter dated March 23, 2010. Please enhance your disclosure to reflect the information you provided us in your response letter. Specifically, please disclose the following in future filings:
•	State your conclusion that you have one reporting segment and discuss how you reached this conclusion based on the requirements of paragraph 10 of SFAS 131;

•	Based on your conclusion that you have one reporting segment, disclose that you have one reportable segment; and

BOSTON	JACKSONVILLE	MILWAUKEE	SAN DIEGO	SILICON VALLEY
BRUSSELS	LOS ANGELES	NEW YORK	SAN DIEGO/DEL MAR	TALLAHASSEE
CHICAGO	MADISON	ORLANDO	SAN FRANCISCO	TAMPA
DETROIT	MIAMI	SACRAMENTO	SHANGHAI	TOKYO
WASHINGTON, D.C.

Division of Corporation Finance
March 30, 2010

•	Disclose that you also have determined that you have only one reporting unit pursuant to SFAS 142. Please discuss that you have aggregated the four components into one reporting unit and disclose the reasons why you believe this is appropriate.
     Please show us in your response letter what the revisions will look like.
     Response: As requested, the disclosure will read substantially as follows:
Operating Segment Disclosure
     “The Company has determined that it has only one operating segment, namely an investment management business providing services to institutional and retail clients. We view our subsidiaries as an integrated management investment business because they provide similar services to similar clients and they are subject to the same regulatory framework. The Company’s shared sales force is organized to market the full range of the Company’s products and services.
     Although the Company prepares certain supplemental financial data for each of its subsidiaries, the Company’s determination that it operates in one reportable business segment is based on the fact that the Company’s chief operating decision maker (namely its Chief Executive Officer) does not make decisions, assess performance or allocate resources at the subsidiary level. Rather, the key metrics our Chief Executive Officer uses to make decisions, allocate resources or assess the Company’s financial performance are reviewed on a company-wide basis.”
Goodwill Disclosure
     “For purposes of testing goodwill for impairment, the Company attributes all goodwill to a single reporting unit. We have aggregated all of our subsidiaries into a single reporting unit because they provide similar services to similar clients, operate in the same regulatory framework, and share similar economic characteristics. The Company’s shared sales force is organized to market the full range of the Company’s products and services.”
* * *

Division of Corporation Finance
March 30, 2010

           If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5596.
Very truly yours,
/s/ Peter D. Fetzer
Peter D. Fetzer

cc:	Jeffrey Gordon Jeanne Baker Edward Kelly Andrew Schoeffler Securities and Exchange Commission

Jonathan Hoenecke Titanium Asset Management Corp.